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                                                                   EXHIBIT 20.1


IMMEDIATE RELEASE

                      THERAPEUTIC ANTIBODIES INC ANNOUNCES
                    (POUND)11.5 MILLION REFINANCING INVOLVING
                       THE ISSUE OF 28,690,561 NEW SHARES

London, 26 October, 1998 - The directors of Therapeutic Antibodies (the "Directors") announce an (pound)11.5 million refinancing ("Refinancing") involving the issue of 28,690,561 new shares of common stock of the Company ("New Shares"). The Refinancing will consist of:

- the placing of 21,300,000 New Shares (the "Placing") at a price of 40p per share to raise (pound)7.5 million net of expenses, which has been fully underwritten by Panmure Gordon & Co. Limited ("Panmure Gordon");

-  the conversion of US$2.9 million of loan notes into 4,394,869 New Shares; and

- the conversion of US$2.0 million of Series A Preferred Stock into 2,995,692 New Shares.

The Placing is conditional upon the approval by shareholders of an increase in the authorised share capital of the Company, which is to be proposed at a special meeting of shareholders to be held on 6 November 1998. Application has been made to the London Stock Exchange for the admission to the Official List of all of the New Shares being issued in connection with the Refinancing. It is expected that dealings in the New Shares will commence on 9 November 1998. Admission to the Official List of all the New Shares to be issued has been sponsored by The British Linen Bank Limited.

Stuart Wallis, Chairman said:

"I am very pleased with the result of the refinancing despite the very difficult market conditions in which we find ourselves and I believe that this fund raising will prove to be a turning point in the Company's history. Given the strength of our technology and product portfolio and having seen the capability of the management team, I look forward to the future with confidence".

Contacts:

Therapeutic Antibodies          Stuart Wallis, Chairman            0171 553 1483
                                Andrew Heath, Chief Executive      0171 606 8637
The Maitland Consultancy        William Clutterbuck/Laura Frost    0171 379 5151
Panmure Gordon & Co. Limited    Christopher Collins                0171 638 4010
The British Linen Bank          Anthony Brown                      0171 710 8800


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The Directors announce an (pound)11.5 million refinancing of the Group involving the issue of 28,690,561 New Shares. The refinancing will consist of the placing of 21,300,000 New Shares at a price of 40p per share and the conversion of US$2.9 million loan notes and Series A Preferred Stock issued by the Company into 7,390,561 New Shares at 40p per share and the deferment of the repayment of a loan of US$0.5 million until 31 December 2000.

The Placing will raise approximately (pound)7.5 million, net of expenses and has been fully underwritten by Panmure Gordon and sponsored by The British Linen Bank. In addition, the Group has entered into agreements with the holders of US$2.0 million of the Subordinated Promissory Notes issued between June and August 1998 ("1998 Notes") to convert these, together with US$82,552 of accrued interest, into 3,068,888 New Shares at the Placing Price, and is negotiating with two officers of the Company to convert US$375,000 of the 1998 Notes with accrued interest of US$24,811 into 589,170 New Shares at the Placing Price and US$0.5 million of US$1 million of loan notes issued by the Company in 1996 into 736,811 New Shares at the Placing Price. The repayment of the remaining US$0.5 million will be deferred until 31 December 2000. Furthermore, Panmure Gordon has conditionally exercised its conversion rights over the US$2.0 million Series A Preferred Stock, issued to it in September 1998, to convert it into 2,995,692 New Shares at the Placing Price. Under the terms of the Series A Preferred Stock, upon such conversion, Panmure Gordon will receive a warrant to purchase an additional 200,000 Shares, exercisable at the Placing Price.

The proceeds of the Placing will allow the Group to continue in operation and will be used primarily to fund the ongoing development of the Group's products, and to repay the remaining US$1.65 million of the 1998 Notes. The Directors believe that following this fundraising the Group will have sufficient funds to reach the commercial launch of several of its products, and accordingly bring the Group to the point at which its revenues can sustain ongoing product development. The Group is dependent, in particular, on reaching a substantial proportion of its development milestones and/or entering into commercial collaborations in order to reach this point, both of which the Directors believe will be achieved.

In order for the Placing to proceed, it is necessary to obtain Shareholders' approval to increase the authorised share capital of the Company which will be sought at a Special Meeting of Shareholders to be convened on 6 November 1998. A proxy statement is being sent to all shareholders on the register as of 16 September 1998.

Therapeutic Antibodies is a biopharmaceutical group specialising in the research, development and production of polyclonal antibodies for the treatment of disease and life threatening conditions for which satisfactory therapies have, generally, not previously existed. Therapeutic Antibodies has developed systems for the production and purification of polyclonal antibody products.

The Group has undergone a period of restructuring over the last few months following a strategic review of its business. Dr Andrew Heath was appointed as Chief Executive Officer and Vice Chairman in February 1998. Dr Heath has significant commercial experience in the pharmaceutical industry, with previous positions at Glaxo plc and Astra AB. On 1 September 1998 Mr Stuart Wallis was appointed as non-executive Chairman.




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Mr Wallis has extensive experience in building shareholder value. He was previously CEO of the pharmaceutical group Fisons and has held a number of senior management and board positions in a range of industries. Mr Wallis' appointment coincided with the restructuring of the Company's Board.

As part of the strategic review the Directors consider that moving the Group's ultimate holding company from a US domicile to a UK domicile will provide a benefit for Shareholders as a whole and consequently intend to undertake a corporate reorganisation. Further details are set out below.

The Company has also completed a strategic review of its product development, research and other activities. This has resulted in a more focused product portfolio. Through its previous research and development and associated investment the Group has a highly developed and flexible technology platform and advanced production facilities which have together been used to develop a range of products. The strategic review has focused on using these strengths to target near term and mid term goals. In the near term, Therapeutic Antibodies' resources are primarily focused on CroTAb(R) and the Searle Project, from which the Directors anticipate revenues in 1999, and on DigiTAb(R), which the Directors expect to be marketed in 2000. The Directors believe that these products will produce significant revenues for Therapeutic Antibodies by early 2001. In the mid term, the Directors anticipate the launch of TriTAb(R) and the Company's anti-TNF antibody, CytoTAb(R), for the first of several indications.

Focusing on Therapeutic Antibodies' development program has led to the cessation of some basic research activities and certain clinical trial programs including research into the application of CytoTAb(R) to treat the symptoms of sepsis syndrome. This refined focus will lead to a reduction in the Group's cash outflow and the introduction of new indications for CytoTAb(R). The Directors believe that these new indications could lead to an eventual partnership with a major pharmaceutical company.

In October 1997 Altana Inc. ("Altana") and Therapeutic Antibodies entered into an agreement whereby, upon receipt of regulatory approvals, Altana will market three of Therapeutic Antibodies' products, CroTAb(R), DigiTAb(R) and TriTAb(R) in the US. A Product License Application ("PLA") for CroTAb(R), the Group's rattlesnake antivenom, was submitted to the FDA in April 1998 and the Directors anticipate that a US product license should be approved in mid-1999. Subject to such approval, the Directors expect that CroTAb(R) will be launched by Altana during the third quarter of 1999.

In May 1998, G.D. Searle & Co. ("Searle") entered into a collaboration and production agreement with Therapeutic Antibodies for the production of a polyclonal antibody product against an unnamed target molecule specified by Searle. The Company was selected by Searle from a broad field of antibody specialty companies. Therapeutic Antibodies will be responsible for the development, manufacture and FDA registration of the product. The Directors are highly encouraged by the endorsement Searle has made in Therapeutic Antibodies' platform technology, product development and manufacturing capabilities.





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